SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.2)*

                                  Intrado Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    46117A100
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 January 6, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  387,667

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  387,667

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  387,667

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.2%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Select, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  3,767

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  3,767

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  3,767

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Less than 0.1%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners Offshore, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  492,324

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  492,324

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  492,324

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.8%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Group, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  889,898

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  889,898

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  889,898

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.99%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  889,898

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  889,898

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  889,898

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.99%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  391,434

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  391,434

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  391,434

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.2%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Christian Leone

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  889,898

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  889,898

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  889,898

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.99%

14.      TYPE OF REPORTING PERSON*
                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.01 par value (the "Common Stock"), of Intrado Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of January 12, 2006 and amends and supplements the Schedule 13D filed on September 26, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

     The names of the persons filing this statement on Schedule 13G are:

     - Luxor Capital Partners, LP, a Delaware limited partnership ("Onshore Fund").

     - LCG Select, LLC, a Delaware limited liability company ("Select").

     - Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company ("Offshore Fund").

     - Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group").

     - Luxor Management, LLC, a Delaware limited liability company ("Luxor Management").

     - LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings").

     - Christian Leone, a United States Citizen ("Mr. Leone").

     Luxor Capital Group is the investment manager of the Onshore Fund, Select and the Offshore Fund, and is also the manager of other separate accounts. Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. LCG Holdings is the general partner of the Onshore Fund and the managing member of Select. Mr. Leone is the managing member of LCG Holdings.

     Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, Select and the Offshore Fund. LCG Holdings and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund and Select.

     The business address of each of the Onshore Fund, Select, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 767 Fifth Avenue, 19th Floor, New York, New York 10153.

     The business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     The principal business of each of the Onshore Fund, Select and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of Luxor Capital Group is providing investment management services.

     The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.

     The principal business of LCG Holdings is serving as the general partner of the Onshore Fund and the managing member of Select.

     Mr. Leone's principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

     The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

ITEM 3.     Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Onshore Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                         AMOUNT OF FUNDS
Working Capital                         $6,286,253 (excluding commissions)


     The source and amount of funds used by Select in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                         AMOUNT OF FUNDS
Working Capital                         $64,597 (excluding commissions)


     The source and amount of funds used by the Offshore Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                         AMOUNT OF FUNDS
Working Capital                         $8,000,532 (excluding commissions)

     The source and amount of funds used by the accounts separately managed by Luxor Capital Group in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                         AMOUNT OF FUNDS
Working Capital                         $105,188 (excluding commissions)


ITEM 5.     Interest in Securities of the Issuer.

     (a)  The Reporting Persons beneficially own:

          (i) The Onshore Fund beneficially owns 387,667 shares of Common Stock representing 2.2% of all of the outstanding shares of Common Stock.

          (ii)  Select   beneficially   owns  3,767   shares  of  Common   Stock
     representing  less  than  0.1% of all of the  outstanding  shares of Common
     Stock.

          (iii) The Offshore Fund beneficially owns 492,324 shares of Common Stock representing 2.8% of all of the outstanding shares of Common Stock.

          (iv) Luxor Capital Group, as the investment manager of the Onshore Fund, Select and the Offshore Fund, may be deemed to beneficially own the 883,758 shares of Common Stock held by them, and an additional 6,140 shares of Common Stock held in accounts that it separately manages. The 889,898 shares of Common Stock beneficially owned by Luxor Capital Group represents 4.99% of all of the outstanding shares of Common Stock.

          (v) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Luxor Capital Group.

          (vi) LCG Holdings may be deemed to be the beneficial owner of the shares of Common Stock held by the Onshore Fund and Select.

          (vi) Mr. Leone may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by LCG Holdings.

          (vii) Collectively, the Reporting Persons beneficially own 889,898 shares of Common Stock representing 4.99% of all of the outstanding shares of Common Stock.

     (b)  (i) The Onshore  Fund,  Luxor  Capital  Group,  Luxor  Management, LCG
Holdings and Mr. Leone have shared power to vote or direct the vote of the 387,667 shares of Common Stock held by the Onshore Fund.

          Select, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to vote or direct the vote of the 3,767 shares of Common Stock held by Select.

          The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 492,324 shares of Common Stock held by the Offshore Fund.

          Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 6,140 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.


          (ii) The Onshore Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to dispose or direct the disposition of the 387,667 shares of Common Stock beneficially held by the Onshore Fund.

          Select, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to dispose or direct the disposition of the 3,767 shares of Common Stock beneficially held by Select.

          The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 492,324 shares of Common Stock held by the Offshore Fund.

          Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 6,140 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

     (c) The following transactions were effected by the Onshore Fund during the past sixty (60) days:

                                             Approx. Price per
                            Amount of Shs.   Share (excl. of
Date          Security      Bought (Sold)    commissions)

11/07/05      Common        (31,103)          $21.22
11/08/05      Common        (83,001)          $20.75
01/09/06      Common        (6,898)           $23.38
01/10/06      Common        (18,527)          $23.10
01/11/06      Common        (8,126)           $22.20
01/12/06      Common        (89,884)          $22.93


     The  following  transactions  were effected by Select during the past sixty
(60) days:

                                             Approx. Price per
                            Amount of Shs.   Share (excl. of
Date          Security      Bought (Sold)    commissions)

11/07/05      Common        (136)            $21.22
11/08/05      Common        (496)            $20.75
01/06/06      Common        (129)            $23.85
01/09/06      Common        (143)            $23.38
01/10/06      Common        (182)            $23.10
01/11/06      Common        (75)             $22.20
01/12/06      Common        (869)            $22.93

     The following transactions were effected by the Offshore Fund during the past sixty (60) days:

                                             Approx. Price per
                            Amount of Shs.   Share (excl. of
Date          Security      Bought (Sold)    commissions)

11/08/05      Common        (30,612)         $20.75
01/06/06      Common        (6,997)          $23.85
01/09/06      Common        (26,568)         $23.38
01/10/06      Common        (24,093)         $23.10
01/11/06      Common        (9,476)          $22.20
01/12/06      Common        (113,229)        $22.93


     The following transactions were effected by the accounts separately managed by Luxor Capital Group during the past sixty (60) days:

                                             Approx. Price per
                            Amount of Shs.   Share (excl. of
Date          Security      Bought (Sold)    commissions)

11/07/05      Common        (244)            $21.22
11/08/05      Common        (891)            $20.75
01/06/06      Common        (1,074)          $23.85
01/09/06      Common        (234)            $23.38
01/10/06      Common        (298)            $23.10
01/11/06      Common        (123)            $22.20
01/12/06      Common        (1,418)          $22.93


     No other transaction has been effected by the Reporting Persons within the past sixty days. The above transactions were effected on the Nasdaq Stock Market.

     (d) Not applicable.

     (e) The Reporting Persons ceased to beneficially own 5% of the Common Stock on January 12, 2005.

ITEM 7.     Material to be Filed as Exhibits.

            Exhibit A - Directors and Executive Officers of the Offshore Fund
                        (previously filed)

            Exhibit B - Joint Filing Agreement dated September 26, 2005
                        (previously filed)

            Exhibit C - Letter from the Reporting Persons to Lead Director of the Issuer, dated September 26, 2005 (previously filed)

            Exhibit D - Letter from the Reporting Persons to the Lead Director of the Issuer, dated October 7, 2005 (previously filed)

            Exhibit E - Joint Filing Agreement dated October 7, 2005
                        (previously filed)

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 12, 2006

        LUXOR CAPITAL PARTNERS, LP
        By: LCG Holdings, LLC, as General Partner


            By: /s/ Elena Cimador
                -----------------
                    Elena Cimador,
                    CFO


        LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


         By: /s/ Elena Cimador
             -----------------
                 Elena Cimador,
                 CFO


        LCG SELECT, LLC
        By: LCG Holdings, LLC, as Managing Member


            By: /s/ Elena Cimador
                -----------------
                    Elena Cimador,
                    CFO


        LUXOR CAPITAL GROUP, LP
        By: Luxor Management, LLC, as General Partner


            By: /s/ Elena Cimador
                -----------------
                    Elena Cimador,
                    CFO


        LCG HOLDINGS, LLC


        By: /s/ Elena Cimador
            -----------------
                Elena Cimador,
                CFO


        LUXOR MANAGEMENT, LLC

        By: /s/ Elena Cimador
            -----------------
                Elena Cimador,
                CFO


        /s/ Christian Leone
            ---------------
            Christian Leone